EXHIBIT 3.4

Amendment to Bylaws adopted in December 2001:

Article III, Section 2 of the Bylaws is hereby amended in its entirety as follows:

“Section 2. Number and Qualification of Directors. The number of directors of the corporation shall be six (6).”

Amendment to Bylaws adopted in August 2002:

Article VII, Section 1 of the Bylaws is hereby amended to add the following sentence at the end thereof:

“Notwithstanding the foregoing, however, for purposes of determining the stockholders entitled to receive payment of any dividend issued pursuant to a stockholders’ rights plan, the board of directors may fix, in advance, a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the board of directors, and which record date shall not be more than sixty (60) days prior to such payment.”